

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Michael A. Hajost
Chief Financial Officer
Danimer Scientific, Inc.
140 Industrial Boulevard
Bainbridge , GA 39817

> **Re: Danimer Scientific, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 8, 2022**
> **File No. 001-39280**

Dear Mr. Hajost:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences